VIA EDGAR

August 22, 2008

Stephen Krikorian
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Mail Stop 4561
Washington, DC, 20549

Re:           Comment letter dated August 5, 2008
Onvia, Inc. – File No. 000-29609

Dear Mr. Krikorian,

This communication is in response to your comment letter dated August 5, 2008, regarding:
•	The Form 10-K for Fiscal Year Ended December 31, 2007 filed by Onvia, Inc. (“we”, “our”, “us”, or “the Company”) on March 31, 2008 (the “Form 10-K”); and
•	The Form 10-Q for Fiscal Quarter Ended March 31, 2008 filed by Onvia, Inc. on May 13, 2008 (the “Form 10-Q”)

Set forth below are our responses to your comment letter.  For your convenience, the number and comment (in italics) before each response corresponds to the related comments from your comment letter.

We have carefully considered the comments by the SEC Staff and respectfully request that we comply with them in future filings.  With respect to the SEC Staff’s first comment, as explained below, we believed that the non-GAAP presentation, included only in our 2007 10-K, was critical to the users understanding of the lease transaction’s impact on our business; however, we will not include such presentation in future filings and did not include this presentation in our Form 10-Q for the fiscal quarter ended March 31, 2008, or in our Form 10-Q for the fiscal quarter ended June 30, 2008.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19

Comparison of Years Ended December 31, 2007, 2006 and 2005, page 23

Net Income and Loss and Adjusted Net Loss, page 27

1.
SEC Comment: We believe the non-GAAP operating statement columnar format appearing in your Form 10-K may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP financial measures.  In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a “measure.”  Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns.  As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Regulation S-K and the Division of Corporation Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.  We also note that you refer to this presentation as “as adjusted.”  The information you have presented should be referred to as “non-GAAP” and not “as adjusted.”

Onvia Response:  We believe there are five distinct points that the Commission has raised in comment number one and we will address each in turn:

1)
The non-GAAP operating statement columnar format appearing in Onvia’s Form 10-K may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles.

•
Our non-GAAP adjustments impacted several financial statement categories; therefore we believed the non-GAAP presentation was critical for an investor to understand the impact of the lease transaction on our business.  In an effort to clarify what measures were included in the adjustments, we stated in the opening paragraph under the “Net Income and Loss and Adjusted Net Loss” caption in our Form 10-K: “Net income for the year ended December 31, 2007 includes the impact of a series of lease transactions, which resulted in the reversal of $2.7 million of our idle lease accrual offset by an increase of $1.0 million in additional depreciation, rent expense and office relocation expenses.”  We believe this opening paragraph identified which GAAP measures were impacted by the adjustments to arrive at the non-GAAP measures and, therefore, we respectfully submit to the SEC Staff that it is unlikely that investors would infer that they were calculated using a comprehensive set of accounting rules or principles.

2)	The non-GAAP operating statement columnar format appearing in Onvia’s Form 10-K conveys undue prominence to a statement based on non-GAAP financial measures.

•
Item 10(e)(1)(i)(A) of Regulation S-K requires “a presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with GAAP.”  We respectfully submit to the SEC Staff that we believed we did give greater prominence to our GAAP results by initiating the discussion under the “Net

•	Income and Loss and Adjusted Net Loss” caption with a discussion of our GAAP net income and loss.

•
Item 10(e)(1)(i)(B) of Regulation S-K requires “a reconciliation (by schedule or other clearly understandable method), which shall be quantitative for historical non-GAAP measures presented… of the difference between the non-GAAP financial measure disclosed or released with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP.”  Since the idle lease transactions impacted several line items on our Statement of Operations, we believed that presenting adjusted Statements of Operations was the most directly comparable and clearly understandable presentation for investors to evaluate the impact of these non-recurring charges on our net income and net loss for the periods presented, as well as the impact on our individual operating expense categories.

3)	Section II.A.2 of SEC release 33-8176 does not contemplate including non-GAAP financial statements as a “measure.”

•
We respectfully submit to the SEC Staff that the “measures” we intended to present were net income and loss,  as well as other particular operating expense categories, exclusive of these idle lease transactions, and not the non-GAAP financial statements themselves.   We attempted to clarify that in the second paragraph under the “Net Income and Loss and Adjusted Net Loss” caption by stating: “The following table presents a reconciliation of our fiscal 2007 GAAP net income and net loss to Adjusted Net Loss, which excludes the impact of these transactions.”

4)	Do the adjustments comply with Item 10 of Regulation S-K and the Division of Corporation Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8?

Item 10(e) of Regulation S-K prohibits adjusting a non-GAAP financial performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years.

The Staff’s response to Question 8 in the Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures states, in part, that “Such measures more likely would be permissible if management reasonably believes it is probable that the financial impact of the item will disappear or become immaterial within a near-term finite period.”

•
We respectfully submit to the SEC Staff that the lease associated with our idle lease accrual was terminated effective January 11, 2008; therefore, there will be no financial impact related to this accrual subsequent to the termination.   In addition, the idle lease charges in the prior two fiscal years ending December 31, 2006 and 2005 were related to adjustments to our accrual estimates, while the charges incurred during the fiscal year ended December 31, 2007 were directly related to the lease termination event; therefore, we believe that while the charges in 2006 and 2005 were related

•
to our idle lease accrual, the triggering event in 2007 was unique and is non-recurring.  As a result, we believe these non-GAAP measures do comply with Item 10 of Regulation S-K and the Division of Corporation Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.

5)	The information presented should be referred to as “non-GAAP” and not “as adjusted.”

•
In the event that we present any non-GAAP financial measures in future filings, we will refer to them as “non-GAAP” measures; however, we do not intend to present this specific reconciliation in future filings and did not include the reconciliation in our Form 10-Q for the fiscal quarter ended March 31, 2008 or in our Form 10-Q for the fiscal quarter ended June 30, 2008.

Item 15. Exhibits and Financial Statement Schedules, page 71

Exhibits 31.1 and 31.2

2.
SEC Comment: You have included the certifying individuals’ titles in the heading paragraph of the certifications.  We note similar language in the certifications included as exhibits to your Form 10-Q for the quarterly period ended March 31, 2008.  The language of the certifications required by Item 601(b)(31) of Regulation S-K must be provided exactly as stated therein.  See Release No. 34-46427 and the Division of Corporation Finance Staff Alert dated March 5, 2005.  Please confirm that Michael Pickett and Cameron Way signed these certifications in their individual capacity and remove the certifying individuals’ titles in future filings.

Onvia Response: We do confirm that Michael Pickett and Cameron Way signed these certifications in their individual capacities and we will remove their titles in all future filings beginning with our Form 10-Q for the fiscal quarter ending September 30, 2008.  Please note, however, that our Form 10-Q for the fiscal quarter ended June 30, 2008 had been filed prior to our consideration of the Commission’s comment letter and the certifications included with that filing also included Mr. Pickett’s and Mr. Way’s titles in the heading paragraphs.

If you require further clarification on any of our responses in this letter or have any additional questions or comments concerning the Form 10-K or Form 10-Q, including the financial statements and related matters, please contact Donavon Hall, our Controller, at (206) 373-9080 or Cameron Way, our Chief Financial Officer, at (206) 373-9034.

In connection with our responses to the Commission’s comments, we acknowledge the following:
•	We are responsible for the adequacy and accuracy of the disclosure in our filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Signed on behalf of Onvia, Inc. by:

\s\ Michael D. Pickett
Michael D. Pickett
Chairman of the Board, President and Chief Executive Officer

\s\ Cameron S. Way
Cameron S. Way
Chief Financial Officer

Date: August 22, 2008

CC: Mike Reeves – Partner, Deloitte & Touche LLP